                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. FOUR)*

                             INLAND RESOURCES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  457469 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       KYLE R. MILLER, 410 17TH STREET, SUITE 700, DENVER, COLORADO 80202
       WITH A COPY TO: MIKE PARSONS, ESQ., GLAST, PHILLIPS & MURRAY, P.C.
         13355 NOEL ROAD, 2200 ONE GALLERIA TOWER, DALLAS, TEXAS  75240
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                NOVEMBER 4, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 457469104          SCHEDULE 13D                PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Kyle R. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             358,911
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             358,911
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        358,911
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        4.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 457469104           SCHEDULE 13D               PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KRM Acquisition Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        -0-
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 457469104           SCHEDULE 13D               PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John E. Dyer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            153,013
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            153,013
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        153,013
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        1.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 457469104           SCHEDULE 13D               PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bill I. Pennington
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             148,676
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             148,676
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        148,676
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        1.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 457469104          SCHEDULE 13D                PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Michael J. Stevens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             12,240
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             12,240
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        12,240
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 457469104          SCHEDULE 13D                PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David P. Donegan
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             12,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             12,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        12,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 457469104           SCHEDULE 13D              PAGE 8 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        C.W. Fink
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                1,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                1,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        .01%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 457469104           SCHEDULE 13D               PAGE 9 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William T. War
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        -0-
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

     Common stock, par value $.001 per share (the "Common Stock"), of Inland Resources Inc. (the "Issuer"), 410 17th Street, Suite 700, Denver, Colorado 80202.

ITEM 2.        IDENTIFY AND BACKGROUND.

     (a)  No change.

     (b)  No change.

     (c)  No change.

     (d)  No change.

     (e)  No change.

     (f)  No change.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS, OR OTHER CONSIDERATION.

     The issued and outstanding shares of Common Stock currently owned of record and beneficially by each of Miller, Dyer, Pennington, Stevens, Donegan, Fink and War were acquired by each of them with personal funds; and any shares to be acquired in the future pursuant to outstanding options or warrants granted to each of such persons are contemplated to be acquired with personal funds of each such person.

     Effective November 3, 1998, in accordance with its terms, the Letter Agreement dated September 8, 1998 (the "Letter Agreement") (filed as Exhibit 2 to Amendment No. 3) by and among Pengo Securities Corp., Randall D. Smith, Jeffrey A. Smith, John W. Adams (the "Sellers") and KRM, was terminated. KRM no longer has the right to place or acquire, and will not place or acquire, the shares of Common Stock owned by Sellers.

ITEM 4.        PURPOSE OF TRANSACTION.

     KRM no longer has the right to place or acquire, and will not place or acquire, any shares of Common Stock owned by the Sellers nor will it pursue a proposal with the Issuer to merge or consolidate with the Issuer or to otherwise make an offer to require the remaining issued and outstanding shares of Common Stock of the Issuer.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

     KRM no longer may be deemed to beneficially owns the 5,439,149 shares of Common Stock owned by the Sellers, as a result of the termination of Letter Agreement and KRM's right to purchase such shares. KRM does not beneficially own any shares of Common Stock of the Issuer.

     Miller has vested options and warrants to acquire 358,911 shares (all of which have an exercise price that was out-of-the-money on December 8, 1998, but these shares are included in Miller's beneficial ownership for purposes of this
Schedule 13D). Miller beneficially owns 358,911 shares of Common Stock (including vested options and warrants) representing approximately 4.1% of the outstanding (including, for this purpose, the shares issuable upon exercise of Miller's vested options and warrants) Common Stock of the Issuer.

     Neither Miller, Dyer, Pennington, Stevens, Donegan, Fink nor War intend to contribute the shares of Common Stock of the Issuer owned by them to KRM for additional shares of Common Stock of KRM. KRM does not beneficially own any shares of Common Stock of the Issuer and disclaims beneficial ownership of any of the shares of the Issuer beneficially owned by Miller. Each of KRM, Miller, Dyer, Pennington, Stevens, Donegan, Fink and War disclaim beneficial ownership of the shares beneficially owned by any of the other persons identified in this
Item 4.

     Dyer owns 57,513 shares of the issued and outstanding shares of Common Stock of the Issuer, and has vested options and warrants to acquire an additional 95,500 shares (all of which are covered by vested options or warrants with an exercise price that was out-of-the-money on December 8, 1998, but these shares are included in Dyer's beneficial ownership for purposes of this Schedule
13D). Consequently, Dyer beneficially owns 153,013 shares of Common Stock (including vested options and warrants) representing approximately 1.8% of the outstanding (including, for this purpose, the shares issuable upon exercise of Dyer's vested options and warrants) Common Stock of the Issuer.

     Pennington owns 68,676 shares of the issued and outstanding shares of Common Stock of the Issuer, and has vested options and warrants to acquire an additional 80,000 shares (all of which are covered by vested options or warrants with an exercise price that was out-of-the-money on December 8, 1998, but these shares are included in Pennington's beneficial ownership for purposes of this
Schedule 13D). Consequently, Pennington beneficially owns 148,676 shares of Common Stock (including vested options and warrants) representing approximately 1.7% of the outstanding (including, for this purpose, the shares issuable upon exercise of Pennington's vested options and warrants) Common Stock of the Issuer.

     Stevens does not own any shares of the issued and outstanding shares of Common Stock of the Issuer, but has vested options and warrants to acquire 12,240 shares (all of are covered by vested options or warrants with an exercise price that was out-of-the-money on December 8, 1998, but these shares are included in Stevens' beneficial ownership for purposes of this Schedule 13D). Consequently, Stevens beneficially owns 12,240 shares of Common Stock (including vested options and warrants) representing approximately 0.1% of the outstanding (including, for this purpose, the shares issuable upon exercise of Stevens' vested options and warrants) Common Stock of the Issuer.

     Donegan does not own any shares of the issued and outstanding shares of Common Stock of the Issuer, but has vested options and warrants to acquire 12,500 shares (all of which are covered by vested options or warrants with an exercise price that was out-of-the-money on December 8, 1998, but these shares are included in Donegan's beneficial ownership for purposes of this Schedule
13D). Consequently, Donegan beneficially owns 12,500 shares of Common Stock (including vested options and warrants) representing approximately 0.1% of the outstanding (including, for this purpose, the shares issuable upon exercise of Donegan's vested options and warrants) Common Stock of the Issuer.

     Fink owns 1,000 shares of the issued and outstanding shares of Common Stock of the Issuer, representing approximately 0.01% of the outstanding Common Stock of the Issuer, and has no vested options to acquire shares of Common Stock of the Issuer.

     War does not own any shares of the issued and outstanding shares of Common Stock of the Issuer, and has no vested options to acquire shares of Common Stock of the Issuer.

     (b) KRM does not beneficially own any shares of Common Stock of the Issuer.

     Miller has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     Dyer has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     Pennington has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     Stevens has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     Donegan has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     Fink has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned by him reported in Item 5(a), above.

     War does not own any shares of Common Stock of the Issuer.

     (c) There have been no transactions by the reporting persons in the Common Stock during the past 60 days except as described above, except that Miller sold 23,343 shares of Common Stock in the open market for a price of $1.23 per share on November 30, 1998.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the reporting persons as described herein.

     (e)  Not applicable.

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None of the filing persons are aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between any of such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1   -  Joint Filing Agreement among the filing persons.

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1998             KRM ACQUISITION CORP.


                                    By:         /s/ Kyle R. Miller
                                          ---------------------------------
                                          Kyle R. Miller, President


Dated: December 8, 1998               /s/ Kyle R. Miller
                                    ---------------------------------------
                                          KYLE R. MILLER, individually


Dated: December 8, 1998               /s/ John E. Dyer
                                    ---------------------------------------
                                          JOHN E. DYER, Individually


Dated: December 8, 1998               /s/ Bill I. Pennington
                                    ---------------------------------------
                                          BILL I. PENNINGTON, Individually


Dated: December 8, 1998               /s/ Michael J. Stevens
                                    ---------------------------------------
                                          MICHAEL J. STEVENS, Individually


Dated: December 8, 1998               /s/ David P. Donegan
                                    ---------------------------------------
                                          DAVID P. DONEGAN, Individually


Dated: December 8, 1998               /s/ C. W. Fink
                                    ---------------------------------------
                                          C. W. FINK, Individually


Dated: December 8, 1998               /s/ William T. War
                                    ---------------------------------------
                                          WILLIAM T. WAR, Individually